FILER:

   COMPANY DATA:
   COMPANY CONFORMED NAME:             ALLIANT ENERGY CORPORATION
   CENTRAL INDEX KEY:
   STANDARD INDUSTRIAL CLASSIFICATION: ELECTRIC AND OTHER SERVICES COMB. [4931]
   IRS NUMBER:                         391380265
   STATE OF INCORPORATION:             WI
   FISCAL YEAR END:                    12/31

   FILING VALUES:
   FORM TYPE:                          35-CERT
   SEC ACT:
   SEC FILE NUMBER:                    070-9317
   FILM NUMBER:

   BUSINESS ADDRESS:
   STREET 1:                           222 WEST WASHINGTON AVENUE
   CITY:                               MADISON
   STATE:                              WI
   ZIP:                                53703
   BUSINESS PHONE:                     608-252-3311

   MAILING ADDRESS
   STREET 1:                           P. O. BOX 192
   CITY:                               MADISON
   STATE:                              WI
   ZIP:                                53701-0192



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
April 1, 2001 through June 30, 2001

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from April 1, 2001 through June 30, 2001 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:



                                  Maximum
                  Maximum          Other          Maximum
                 Money Pool      Short-Term         Total           SEC
Company          Borrowings      Borrowings       Borrowings       Limit
IESU             106,885,062          0.00        106,885,062      150,000,000
IPC               67,647,806          0.00         67,647,806      100,000,000
WP&L     (*)      34,848,717          0.00         34,848,717              NA
SERVICES          70,174,303          0.00         70,174,303      100,000,000

(*) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

     2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 5.98 %.


     3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:


                 Maximum          Maximum         Maximum
                 Loans to         Corporate       Short-Term        SEC
                 Money Pool       Borrowings      Borrowings       Limit

AEC              105,755,543      193,655,457     284,186,000      475,000,000
________________


Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 15, 2000, permitting said Application-Declaration to become effective.


        DATED:  August 8, 2001

                                     ALLIANT ENERGY CORPORATION
                                     IES UTILITIES INC.
                                     INTERSTATE POWER COMPANY
                                     WISCONSIN POWER AND LIGHT COMPANY
                                     ALLIANT ENERGY CORPORATE SERVICES INC.

                                     BY:  ALLIANT ENERGY CORPORATION



                                     BY: _________________________________
                                         Edward M. Gleason
                                         Vice President, Treasurer
                                         and Corporate Secretary